Exhibit 4.3

DESCRIPTION OF SECURITIES

The following summary of the terms of our capital stock is based upon our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Articles of Incorporation and Bylaws which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the California Corporations Code for additional information.

Authorized Shares of Capital Stock
Our authorized capital stock consists of 75 million shares of common stock, $0.01 par value, and 10 million shares of preferred stock, $0.01 par value.

Listing
Our common stock is listed and principally traded on The Nasdaq Capital Market under the symbol “AEHR.”

Voting Rights
Each holder of shares of our common stock is entitled to one vote for each share held of record by such holder on the applicable record date on all matters submitted to a vote of shareholders. At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes unless the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates placed in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. On all other matters submitted to the shareholders, the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy and entitled to vote shall be the act of the shareholders.

Dividend Rights
Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.

Rights upon Liquidation
Subject to any preferential rights of outstanding shares of preferred stock, holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of Aehr, in all remaining assets legally available for distribution to shareholders.

Other Rights and Preferences
Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights. Special meetings of shareholders may be called by shareholders holding shares representing not less than 10% of the outstanding votes entitled to vote at the meeting. Holders of our common stock may also act by unanimous written consent.

Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Effects
As a California corporation, Aehr is subject to the provisions of Section 1203 of the California General Corporation Law, which requires it to provide a fairness opinion to its shareholders in connection with their consideration of any proposed “interested party” reorganization transaction.